Exhibit 99.2

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2026 and 2025

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three months ended March 31, 2026, with comparative information for the three months ended March 31, 2025. This MD&A is dated May [13], 2026 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026 and the annual consolidated financial statements for the year ended December 31, 2025, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company has prepared the condensed consolidated interim financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) and trade under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work; that exploration activities continue to target growth of the mineral resource estimate (“MRE”); timing, completion and potential results of such exploration plans; the Company’s plans for the ensuing year; expected life of mine; use of proceeds from the Company’s financings; all prospective information in the PFS (as defined below); approval of the Environmental Impact Assessment (“EIA”) for the Warintza Project (as defined below); the timing and outcome of the Free, Prior and Informed Consultation process (“FPIC”) and other permitting processes; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; the estimation of Mineral Resources and Mineral Reserves; the ability of the Company to satisfy the conditions precedent to the advancement of the remaining amount under the Funding Package (as defined below); the realization of mineral reserve estimates, the timing and amount of potential future production; intentions for the Warintza Project; and the Company’s internal controls over financial reporting (“ICFR”), including its ability to remedy the identified material weakness, as well as any potential future material weaknesses. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions. Estimates of Mineral Reserves and Mineral Resources are also forward-looking statements because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portion of the $200,000 financing with RGLD Gold AG (“Royal Gold”), a subsidiary of Royal Gold, Inc. for the Warintza Project; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource and mineral reserve estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; Funding Package; financing arrangements; global economic conditions; limited supplies, supply chain disruptions and inflation; operating cash flow; uncertainty of future revenues or of a return on investment; estimation risk in Mineral Resources and Mineral Reserves; uncertainty relating to Inferred Mineral Resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; international conflicts; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; artificial intelligence; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; price fluctuation of the Common Shares; value of Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards; changes in climate conditions; differences in U.S. and Canadian reporting of Mineral Reserves and Resources; the Company’s “foreign private issuer” status; and claims under U.S. securities laws.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise Indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this MD&A was prepared in accordance with 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (the “CIM Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s Mineral Reserves and Mineral Resources, and other technical and scientific information included or incorporated by reference in this MD&A, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Description of Business

Solaris Resources is a copper-gold exploration and development company advancing a portfolio of high-quality assets across the Americas. Its flagship asset is the 100%-owned Warintza copper porphyry Project in southeast Ecuador. Solaris is committed to responsible mining practices that prioritize environmental stewardship, shared value creation, and long-term benefits for local communities and stakeholders.

Highlights and Activities

The following activities and developments were achieved during the quarter:

●	Solaris announced a major advancement in its district-scale growth strategy on January 28, 2026. Ecuador’s state-owned mining company, Empresa Nacional Minera ENAMI EP (“ENAMI EP”) granted Solaris an option to acquire up to a 100% interest in a new portfolio of highly prospective exploration areas located immediately adjacent to the Company’s world-class Warintza Project in southeastern Ecuador. This strategic award meaningfully expands Solaris’ footprint around Warintza by approximately 40,000 hectares, further consolidating its presence over one of the most compelling emerging copper districts globally. The newly optioned areas capture extensions of key geological trends continuous with Warintza, unlocking additional potential exploration upside and reinforcing the Company’s long-term vision of developing a future world-class copper mining hub.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Subsequent to quarter-end:

●	On April 9, 2026, Solaris announced that it had received the technical approval of the EIA for its Warintza Project. The approval represents a major permitting milestone and a significant de-risking event for the project following an extensive technical review process conducted by a multidisciplinary team from the Ministry of Environment and Energy. Following receipt of the EIA technical approval, the Warintza Project will advance through the remaining stages of Ecuador’s environmental licensing and development approval process including the Government-led FPIC process. Following the publication of the Pre-Feasibility Study in November 2025 and the receipt of EIA technical approval, Solaris has satisfied the conditions required to draw down the second tranche under its US$200 million financing agreement with Royal Gold, which closed in May 2025. This milestone enables the Company to access US$50 million in additional funding, which was received in April 2026, that further strengthens the Company’s balance sheet and provides additional financial flexibility to advance key development activities at Warintza.

OUTLOOK

Following the receipt of the Technical Approval of the EIA in April 2026, Solaris will advance through the remaining stages of Ecuador’s environmental licensing and development approval process including the Government-led FPIC process.

Solaris will continue to advance the Feasibility Study for Warintza, having engaged globally recognized engineering and technical firms including Ausenco, Knight Piésold and AMC Consultants, who successfully delivered the Project’s Pre-Feasibility Study (“PFS”) published in November 2025. The Feasibility Study is focused on optimizing mine design and infrastructure, refining tailings management solutions, advancing capital and operating cost estimates, and establishing a clear pathway toward an informed construction decision.

Solaris is simultaneously performing work to unlock value across its broader 100%-owned land package of over 260 km², which contains several high-priority regional targets.

Solaris remains committed to its participatory mining model, fostering strong local partnerships and social license while building long-term value for all stakeholders.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan) (“Warintza”, the “Project” or the “Warintza Project”).

The property includes nine metallic mineral concessions covering 26,773 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40,000 hectares adjacent to Warintza and interpreted to host porphyry copper and epithermal gold potential. Further, in January 2026, the Company also announced a second option to acquire up to a 100% interest in new exploration areas located immediately adjacent to the Warintza Project. These new areas are interpreted to host significant copper mineralization, characterized by widespread potassic alteration typical of large copper porphyry systems.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impact and Benefit Agreement (“IBA”), which was first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the Alianza para el Emprendimiento e Innovación (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Further to the above, on September 11, 2025, the Company announced the signing of a landmark agreement, the PSHA, marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities. The PSHA, located in the southeast of the province Morona Santiago, is made up of nearly ten thousand people organized into 47 Shuar centers.

In November 2025, the Company announced the results of the PFS which show Warintza to be a globally significant mineral resource with extensive mine life and first quartile cash costs which drives significant Free Cash Flow. The Warintza Project is forecast to have initial capital costs (pre-production) of US$3.7bn (including 15.7% overall contingency) and a 2.6 year post-tax payback period. A maiden mineral reserve estimate was published of 1.3 billion tonnes (Proven and Probable) at 0.41% CuEq (0.31% Cu, 0.02% Mo, 0.04 g/t Au and 1.30 g/t Ag), providing a mine life of 22 years and the 2025 MRE incorporated a 312% increase in Measured plus Indicated Mineral Resources, at a cut-off grade of 0.1% Cu and a NSR cut-off value of US$6.30/t, compared with the published 2024 MRE. The PFS was prepared in conjunction with consultants from Ausenco, Knight Piésold, and AMC Consultants.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration in mid 2023. In April 2026, Solaris received the technical approval of the Environmental Impact Assessment for its Warintza Project. The approval represents a major permitting milestone and a significant de-risking event for the project following an extensive technical review process conducted by a multidisciplinary team from the Ministry of Environment and Energy. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

As part of the Royal Gold transaction financing package, the Company issued a 0.3% net smelter return royalty (“NSR royalty”) to Royal Gold and a gold stream, where Solaris will deliver gold equivalent to 20 ounces per 1 million pounds of copper produced from the RGLD Gold AOI (as defined in the Stream Agreement). For each ounce of gold delivered under the Stream Agreement, Royal Gold will pay Solaris a purchase price equal to 20% of spot price until 90,000 ounces have been delivered; and 60% of spot price thereafter.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail. The Company has recently completed desktop analysis regarding potential development options.

The project is held 60% by the Company and 40% by a subsidiary of Teck.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Enami Concessions

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new exploration concessions from the Ecuadorian state-owned mining company, ENAMI EP (“Solaris 1”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

The Company made an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law; and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term; or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up.

In January 2026, Solaris entered into a second option agreement with ENAMI EP to acquire up to a 100% interest in new exploration areas (“Solaris 2”). New areas are interpreted to host significant copper mineralization, characterized by widespread potassic alteration typical of large copper porphyry systems. The award of the Solaris 2 areas follows a process established by ENAMI EP pursuant to which credentialed bidders submit nonbinding proposals for proposed minimum investments on the new areas. The award is subject to entry into a definitive framework agreement for the new areas, with the terms expected to include: (i) an upfront payment to ENAMI EP of $250; (ii) a proposed minimum exploration programme of $25,000 over the 4 year exploration phase; (iii) up to $1,750 subject to the achievement of certain milestones and (iv) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. The award follows the same commercial structure as the Solaris 1 earn in arrangement.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 3,769-hectare copper-molybdenum-gold property. The Paco Orco project is a 59,200-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Exploration expenditures

Exploration expenditures consist of both costs that are capitalised as exploration and evaluation assets and costs that are expensed as incurred, in accordance with the Company’s accounting policy under IFRS 6 Exploration for and Evaluation of Mineral Resources.

a)	Exploration expenditure (IFRS Presentation)

The following tables summarize exploration expenditure by jurisdiction for the periods indicated.

For the three months ended March 31, 2026:

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Capitalised exploration and evaluation expenses	$5,904	$–	$–	$535	$–	$6,439
Expensed exploration and evaluation expenses	50	58	34	–	668	810
	$5,954	$58	$34	$535	$668	$7,249

For the three months ended March 31, 2025:

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Capitalised exploration and evaluation expenses	$-	$-	$-	$-	$-	$-
Expensed exploration and evaluation expenses	10,810	53	22	1,342	90	12,317
	$10,810	$53	$22	$1,342	$90	$12,317

[1]	Peru – Warintza expenditure includes costs for shared technical services, performed in Lima.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

The increase in capitalised expenditures to $6,439 for the three months ended March 31, 2026 (March 31, 2025 $nil) is principally due to the capitalising of costs for the Warintza project following the completion of the PFS.

The decrease in expensed exploration and evaluation costs to $810 for the three months ended March 31, 2026 (March 31, 2025 $12,317) is due to the capitalising of costs for the Warintza project following the completion of the PFS and additionally a reduced level of drilling and associated activity at the Warintza project as the focus was to obtain the technical approval of the EIA.

b)	Non-GAAP Financial Measure: Total exploration expenditure

Total exploration expenditure (defined as the sum of capitalised and expensed exploration and evaluation costs) is a non-GAAP financial measure and does not have a standardised meaning under IFRS. This measure may not be comparable to similar measures presented by other companies.

Management uses this measure to evaluate exploration activity across periods, allow comparability given differences in accounting treatment and reflect the full amount of capital allocated to exploration projects. A reconciliation of this measure to the most directly comparable IFRS measures is presented above.

The following tables summarise total exploration expenditure by activity and jurisdiction.

For the three months ended March 31, 2026:

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Salaries, studies, geological consultants and support, and travel	$2,157	$–	$–	$437	167	$2,761
Site preparation, supplies, field and general	1,238	24	24	95	315	1,696
Drilling and drilling related costs	25	–	–		–	25
Assay and analysis	225	–	–	–	–	225
Community relations, environmental and permitting	1,341	–	–	–	3	1,344
Concession fees	693	33	10	–	168	904
Reclamation provision	(89)	–	–	–	–	(89)
Amortization	364	1	–	3	15	383
	$5,954	$58	$34	$535	668	$7,249

[1]	Peru – Warintza expenditure includes costs for shared technical services, performed in Lima.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

For the three months ended March 31, 2025:

	Ecuador	Mexico	Chile	Peru – Warintza[1]	Peru – Capricho & Paco Orco	Total
Salaries, studies, geological consultants and support, and travel	$4,241	$–	$–	$1,291	52	$5,584
Site preparation, supplies, field and general	2,281	24	22	33	4	2,364
Drilling and drilling related costs	972	–	–		–	972
Assay and analysis	460	–	–	–	–	460
Community relations, environmental and permitting	2,140	–	–	–	32	2,172
Concession fees	431	28	–	–	–	459
Reclamation provision	88	–	–	–	–	88
Amortization	197	1	–	18	2	218
	$10,810	$53	$22	$1,342	90	$12,317

The decrease in total exploration expenditure to $7,249 for the three months ended March 31, 2026, from $12,317 for the three months ended March 31, 2025, was primarily due to there being reduced drilling activities and the accompanying cost categories as the focus was to obtain the technical approval of the EIA.

Salaries, studies, geological consulting and support, and travel costs were lower in Ecuador for the three months ended March 31, 2026, compared to the same period in 2025. This was mainly due to the decrease in geological consultants’ costs in support of drilling activities, and the accompanying lower mobilization of supplies, materials and personnel to and within the site.

The decrease in site preparation, supplies, field and general costs is commensurate with the decrease in drilling activities with fewer drilling platforms, civil works and site infrastructure, as well as a reduction in supplies and materials consumed at the Warintza Project.

Drilling and drilling-related costs at Warintza, as well as the corresponding assay and analysis costs, decreased for the three months ended March 31, 2026, compared to 2025, due to the Company having conducted a reduced volume of drilling activities in the quarter. The prior year activity saw a higher level of activity principally related to the PFS.

Community relations, environmental and permitting costs decreased in the three months ended March 31, 2026 compared to the same period in 2025, due to the costs in the prior quarter including fees incurred to obtain the advanced exploration environmental licence for the Warintza project.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the three months ended March 31, 2026, the reclamation provision expense was lower than the prior year due to the reduced drilling activity with an associated reduction in environmental disturbances and the settlement of reclamation costs.

Loss from Operations

Three Months Ended March 31, 2026 Compared to the Three Months Ended March 31, 2025

The Company incurred exploration expenses of $810 for the three months ended March 31, 2026 (March 31, 2025 – $12,317). The decrease is mainly attributable to the capitalising of costs for the Warintza Project following the completion of the PFS.

The Company incurred general and administrative expenses of $3,330 for the three months ended March 31, 2026 (March 31, 2025 – $2,217). The increase is mainly due to higher costs in share-based compensation and professional fees.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2026 Q1	2025 Q4	2025 Q3	2025 Q2
Exploration and evaluation assets	$32,721	$26,282	$19,991	$19,991
Gain on sale of royalty interest	–	–	–	(9,812)
Exploration expenses	810	4,677	9,501	8,850
General and administration expenses	3,330	2,910	2,250	5,566
Net loss	4,979	9,348	12,229	5,338
Comprehensive loss	3,408	9,921	11,538	7,856
Net loss attributable to Solaris shareholders	4,956	9,335	12,216	5,322
Net loss per share – basic and diluted	$0.03	$0.06	$0.07	$0.03

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Exploration and evaluation assets	$20,179	$20,179	$20,179	$20,179
Gain on sale of royalty interest	–	–	–	–
Exploration expenses	12,317	19,271	17,659	14,384
General and administration expenses	2,217	4,033	2,808	2,482
Net loss	15,374	25,881	20,805	17,643
Comprehensive loss	15,109	25,491	20,671	17,478
Net loss attributable to Solaris shareholders	15,354	25,868	20,785	17,633
Net loss per share – basic and diluted	$0.10	$0.16	$0.13	$0.12

The Company has not generated any income to date other than interest income and a gain on the sale of a royalty interest. Exploration expenses in the three months ended March 31, 2026 were lower than in the three months ended March 31, 2025 due to the capitalising of costs for the Warintza Project following the completion of the PFS .

Liquidity and Capital Resources

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$12,894	$25,210
Prepaids and other	737	595
Supplies inventory	176	156
Accounts payable and accrued liabilities	3,596	7,775
Lease liability – current	40	57
Total current assets	13,807	25,961
Total current liabilities	$4,204	$8,400

Cash used from operating activities during the three months ended March 31, 2026 was $4,844 (March 31, 2025 – $17,252). The decrease in cash used during the three months ended March 31, 2026, compared to the same period in 2025, is primarily due to the capitalising of costs for the Warintza Project following the completion of the PFS.

Cash outflow from financing activities during the three months ended March 31, 2026, was $60 (March 31, 2025 – $243 inflow). The cash outflow in the year was due to finance lease settlements.

Cash outflow from investing activities during the three months ended March 31, 2026 was $7,499 (March 31, 2025 – $511). The increase in cash outflow from investing activities for the three months ended March 31, 2026, relates primarily to the capitalisation of exploration and evaluation expenditures against the Warintza project.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. Based on its current forecasted expenditures, the Company requires additional financing from the third tranche of the Funding Package to fund ongoing operations for the next twelve months.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

As at March 31, 2026, the Company had cash and cash equivalents of $12,894. On May 21, 2025, the Company entered into a funding package with Royal Gold for the Warintza Project (the “Funding Package”). The total cash consideration under the Financing Agreements is $200,000. Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream (“Stream Upfront Payment”) and $10,000 allocated to the Royalty Agreement (received May 2025);

●	Second tranche of $50,000 made available following the publication of the PFS and receipt of the EIA technical approval, which will be allocated to the Stream Agreement (received April 2026, see Note 19 of the condensed consolidated interim financial Statements); and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream Agreement.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

Commitments and Contingencies

At March 31, 2026, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$3,596	$–	$–	$–	$3,596
Lease liabilities	200	296	–	–	497
Other long-term liability	–	–	–	316	316
Exploration and evaluation assets	770	378	–	–	1,148
	$4,566	$674	$–	$316	$5,557

Share Capital Information

As at May [13], 2026, the Company had the following securities issued and outstanding:

●	167,035,328 Common Shares

●	10,932,500 Common Shares issuable pursuant to exercise of stock options

●	26,085 Common Shares issuable pursuant to redemption of restricted share units[1]

1 These restricted share units have vested and the issuance of the related Solaris shares has been deferred by the holders of the restricted share units

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Key management compensation for the three months ended March 31, 2026 and 2025 is comprised of the following:

For the three months ended March 31,	2026	2025
Share-based compensation	$1,280	$693
Salaries and benefits	343	313
	$1,623	$1,006

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The services were provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company were allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties jointly entered into a rental agreement for office space. When the Company’s participation in the arrangement terminated, the Company was obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2025:

For the three months ended March 31,	2025
Office and other	104
$104

MATERIAL Accounting Policies and Estimates

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2025.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

a)	Accounting for streaming & royalty arrangements

Management has applied judgment in the assessment that the Stream Agreement (Note 8 of the condensed consolidated interim financial statements) constitutes a contract for the future sale of commodities to the counterparty. The contract will be settled through the delivery of commodity and in no event settled in cash except in the event of specific non-operational scenarios. The deposit is therefore recorded as deferred revenue and is not a financial liability. Management assessed that the contract contained a significant financing component, which required making estimates, with information reasonably available to the parties at contract inception, of the quantity and the cash selling price of the promised goods to be delivered under the Stream Agreement in order to determine the implicit interest rate of the agreement. These estimates are subject to variability and may have an impact on the timing and amount of revenue recognized. Management exercised judgment in applying IFRS 15, as the treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production.

The key estimates used to arrive at the implicit interest rate in the agreement are:

●	based on an internal mine development model with a mine start date of 2030, with a 55 year mine life

●	gold price of $2,904 per ounce

●	discount rate of 4.6%

The value of the Royalty Agreement and Stream Agreement was based on the separate contracts and cash received for each (Note 8 of the condensed consolidated interim financial statements). Analysis was performed based on the internal mine development model referenced above, considering multiple scenarios which impact the royalty contract metrics and returns to support the values attributed in the contracts.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

b)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 5 of the condensed consolidated interim financial statements.

c)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

A lack of expenditure on the La Verde asset in prior years was deemed to be an indictor of impairment as at December 31, 2025 and an impairment test was performed accompanied by an independent valuation of the La Verde asset. The fair market value was estimated using the market approach, specifically using the comparable in-situ resource multiples observed for guideline public companies and comparable transactions. There was no impairment resulting from the test. There were no indicators of impairment identified for the Company’s other Exploration and Evaluation assets.

d)	Going concern evaluation

As discussed in Note 1 of the condensed consolidated interim financial statements, these have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Based on its current forecasted expenditures, the Company requires the additional financing from the third tranche of the Funding Package to fund ongoing operations for the next twelve months. As a result, material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern.

e)	Mineral Reserves and Resources

Mineral reserve and resource estimates are prepared by Qualified Persons in compliance with NI 43-101 standards. These estimates rely on expert judgment regarding geological data, mining methods, and production scheduling, alongside key assumptions for costs and metal pricing. Any updates to this data or these assumptions can alter the economic viability of our projects, leading to revisions that may impact asset valuations, depreciation rates, tax strategies, and restoration provisions.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The board of Directors (“Board”) approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and other amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $13,598 represents the maximum exposure to credit risk.

b)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2026, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at March 31, 2026, cash of $8,234 (December 31, 2025 – $19,257), and accounts payable and accrued liabilities of $340 (December 31, 2025 - $88) are denominated in the US dollar. For the three months ended March 31, 2026, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss would be a change of $411 (December 31, 2025 – $943).

The Company is also exposed to currency risk on financial assets and liabilities denominated in a range of currencies. However, the impact on such exposure is not currently material ..

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, issue or repay debt, or sell assets. The Company, upon approval from its Board, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at March 31, 2026. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

An investment in the Common Shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should invest in the Common Shares. An investor should carefully consider the risks and the other information filed with the Canadian securities regulators before investing in the Common Shares. A discussion of these risks and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained in the Company’s annual MD&A dated March 25, 2026 and in the Company’s Annual Information Form, each filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(Expressed in thousands of United States dollars, unless otherwise noted)

For the three months ended March 31, 2026, the DC&P have not been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. Given the identified material weakness as described below, management concluded that the Company’s DC&P and ICFR was not effective as of March 31, 2026.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis.

Material Weakness

As previously disclosed in our MD&A for the year ended December 31, 2025, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness related to the design and implementation of certain controls at a sufficient level of precision within our financial statement close process and related disclosures, including: (i) recording of payroll expenses in general and administrative expenses, (ii) foreign currency calculations related to retranslation of deferred revenue to the functional currency and amortization of loan arrangement fees, (iii) disclosure and presentation of capital expenditures on exploration and evaluation assets within the condensed consolidated interim statement of cash flows, and (iv) calculation of the tax provision. These control deficiencies resulted in errors that were identified and corrected by management.

During the three months ended March 31, 2026, the Company continued to implement its remediation plan to address the material weakness. While progress has been made, the material weakness cannot be considered remediated until the enhanced controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively.

Although the material weakness did not result in any material misstatement of our condensed consolidated interim financial statements for the three months ended March 31, 2026, or prior periods, it could result in a material misstatement of account balances or disclosures if not fully remediated. Accordingly, management has concluded that the material weakness continues to exist as of March 31, 2026.

Management, under the oversight of the Audit Committee, will continue to monitor the effectiveness of its remediation efforts and will refine its plan as necessary.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the fiscal quarter ended March 31, 2026.

Qualified Person

A “Qualified Person” is as defined by the NI 43-101 of the Canadian Securities Administrators. The named Qualified Person(s) have verified the data disclosed, including sampling, analytical, and test data underlying the information or opinions contained in this MD&A in accordance with standards appropriate to their qualifications. The independent Qualified Persons are Mr. Nicholas Szebor, EurGeol, CGeol, Director and Global Lead – Geosciences at AMC Consultants, who supervised and approved the MRE; and Mr. Roderick Carlson, FAIG (RPGeo), MAusIMM, Technical Lead – Geosciences at AMC Consultants, who is responsible for the exploration, drilling, sample preparation, and assays. The preparation of the mineral reserve estimate and mining aspects of the PFS was supervised and approved by Mr. Eugene Tucker, P.Eng., Director and Global Lead – Open Pit Mining at AMC Consultants. The costs (excluding process plant and site services) and economics of the PFS were prepared under the supervision of Ms. Mary Alejo Hito, P.Eng., Principal Mining Engineer at AMC Consultants. The preparation of the metallurgy, processing, and site infrastructure aspects (excluding TMF, WRF, and water management) of the PFS was supervised by Mr. Greg Lane, FAusIMM, Principal Consultant at Ausenco. Mr. Guillermo Hernán Barreda Flores, SME Registered Member, Regional Manager at Knight Piésold, prepared the TMF, WRF, and site water management aspects of the PFS. Each of the aforementioned individuals are a “Qualified Person” as defined in NI 43-101.

The Qualified Persons have reviewed and approved the scientific and technical information contained in this MD&A and believe it fairly and accurately represents the information from the technical report titled “Warintza Project Pre-Feasibility Study and Updated Mineral Resource Estimate”, effective November 1, 2025.